EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Travelzoo Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (Nos. 333-121076 and 333-119700) and on Form S-8 (No. 333-116093) of Travelzoo Inc. and subsidiaries (Travelzoo Inc.) of our report dated March 14, 2008, with respect to the consolidated balance sheets of Travelzoo Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 10-K of Travelzoo Inc.

/s/ KPMG LLP

Mountain View, California
March 14, 2008